Creator Films

Modern faith-infused movies

Entertainment Marketing Religion Film Family

CREATORFILMS.COM MENIFEE CALIFORNIA


CREATOR FILMS
Infusing Faith in Media



Co-founder David Dietrich is both a filmmaker and pastor. He is passionate about telling stories about faith, truth, and hope. His films have inspired hundreds of thousands in church services across the world. He knows the millions of people of faith across the US are hungry to see characters like them represented in contemporary films.

David D. Dietrich Founder / President @ Creator Films

Why you may want to support us...

1. First feature-length, faith-infused, romantic comedy in early distribution. Screen tested by 2,000 people. 98% would refer to a friend.
2. 3 projects currently in development. Each targeting traditionally profitable genres; Holiday(Christmas), Children's, and Action.
3. A new disruptive approach to media production that turns the audience into a community rather than just a consumer.
4. Our productions are efficient and community supported which keeps our costs down. (1/4 the cost compared to average independent film)
5. More than a stockholder, you have an insiders seat as part of the process from the pitch, to production and through distribution.
6. We encourage people to come together through faith, hope, and truth.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



David D. Dietrich
Founder / President
Director and Producer of False Hopes, a faith-infused romantic comedy.

Michael Klein
Treasurer/Secretary

Cyndi L Monroe
Board Member
Founder and Director of CAT Corona, an after school musical theater academy for students, writer and producer of "False Hopes" a faith infused Romantic comedy.

Tim Maranville
Board Member

Eddie Roman
Board Member

Brad Pettijohn

Some of our investors

Mark Daniels

In the news

Touched by The Vine with Justin Ray - Star of False Hopes - 20190823 - 1025 The Vine

Had a wonderful time getting to know Justin Ray. Take a listen to learn more about him, his career, and the new movie False Hopes - which we will show for free this Sunday (8/25/2019) at Calvary Murrieta at 6pm.

March 9, 2020 @ 1025thevine.org

FALSE HOPES | Movieguide | Movie Reviews for Christians

I n F ALSE HOPES, the story follows Thomas through his high school years and adulthood as he searches for the "perfect girl." FALSE HOPES begins with a voiceover of a grown man, Thomas, talking about his

October 2, 2019 @ movieguide.org

False Hopes Premiere - A Romantic Comedy For All Of Us

CORONA, CA (ANS - August 9, 2018) - The new movie False Hopes is a romantic comedy with faith-based actors. Is it possible to have a rom-com written and directed by Christian screenwriters? Yes, it is, and False

August 10, 2018 @ assistnews.net

Downloads

False Hopes Deck.pdf

A New Voice in Media Production

Creator Films is a new kind of media company. It's a bold new experiment in the development, production, and distribution of films. It challenges the norm by activating the crowd, leaning on new technologies, and cutting out the bureaucracy by doing it all in house.


CREATORFILMS
Infusing Faith in Media

A Million Points of Light Shining Together

The company is owned by people who believe there are better stories to tell. People who recognize the power of a crowd to galvanize an idea to make big things happen. In short it is owned by people like you!



#BEACREATOR

Our investors (dubbed "Creators") have the privilege of owning stock and participating as a valued insider in the making and distribution of faith-infused, major motion pictures and television. For many of our mission-oriented investors that is only part of their involvement. They also love the opportunity to do good; by supporting the creation of better stories that impact people through sharing the values of faith, hope, and truth.

In short, our investors are just as interested in the purpose of our company as the plans we have to grow it.

More than a Concept

Creator Films is a new company, but it is built on the foundation of previous ventures. We have already developed, financed, and produced our first feature film; a Romantic Comedy called False Hopes.



False Hopes Teaser/Trailer
Watch later
Share
falsehopes
The Official Movie Trailer
A FAITH-INFUSED ROMANTIC COMEDY

False Hopes was developed, directed, and produced by our founder, David D. Dietrich. It is currently beginning it's distribution cycle and is fully owned by Creator Films. False Hopes is a "prototype" of the type of stories we want to tell (character driven stories, infused with faith, and fun to watch.)

It has been a hit at our special screening events and has been on the most watched list for our distribution partners. Audiences laugh, cry, and cheer. Their reviews are heartfelt and passionate. Check out what audiences have to say!



Responses to False Hopes the Movie
Watch later
Share
falsehopes
A FAITH INFUSED ROMANTIC COMEDY
Finding Love Starts with Finding Hope

The First of Many Movies You will Own!

We are a company built for film making. We own the production equipment, we understand the process from start to finish, and we have a community of artists, actors, and professionals that help us produce on a budget. Films that are faith and family friendly are some of the most successful films each year.

The Next Steps

We have three goals for this year.

1.) Raise funds to grow the company and begin marketing campaigns for current and future projects.

2.) Develop and fund our first Christmas movie. "A Christmas without Carol"

3.) Develop and fund our children's show, The Adventures of Steebie Dee.

"A Christmas without Carol"

The touching and miraculous story of a widower who finds healing and love in supernatural ways during Christmas. After the death of his beloved wife, Carol, Edward rejects his faith and anything to do with it. This faith-infused story, while inspired by "A Christmas Carol," this unique retelling will take you on a magical journey of hope, healing and love that keeps you laughing along the way.

In recent years, Christmas themed films have exponentially increased in demand and become massively successful. That said, while many focus on Christmas cheer, festivities and romance, very few hit all those ticks while ringing true with real love, faith and hope... we wish to create a film that is both filled with the Christmas Spirit and also about the true Holy Spirit of Christmas "A Christmas Without Carol."

The Adventures of Steebie Dee

Children's programming is something we are passionate about creating. Our very first children's show is all about exploring the world to learn more about it's Creator. This diverse, musically inclined, fun-filled adventure will be an instant classic that families will love to put on for their kids.

Children's programming not only presents a wonderful market opportunity, it is also a perfect place to make positive impact. Kids are ready to learn and a high energy, fast paced, adventure is always an engaging way to educate and entertain.

It's Time to Act!

There's a lot of people out there that feel like their voice isn't heard in media. Here's your chance to be an influencer instead of being influenced. Ask yourself, "Will I ever regret deciding to take an active stance in impacting my society for good with positive, family friendly, faith infused content and media? Or will I regret not seizing a simple opportunity to join others in making a way for our voices to be heard as well?"

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce faith-infused movies for the world.

Where will your company be in 5 years?

As an audience owned, faith based movie studio, we hope to be part of the new standard in faith based film production --meeting the demands for faith based entertainment by those in the church; and bridging the gap to those who desire high quality family friendly programming outside the church.

Why did you choose this idea?

Co-founder David Dietrich is both a filmmaker and pastor. He is passionate about telling stories about faith, truth, and hope. His films have inspired hundreds of thousands in church services across the world. He knows the millions of people of faith across the US are hungry to see characters like them represented in contemporary films.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Movies are a cornerstone of how we communicate values, ideals, and culture in modern society. Hollywood has controlled the flow since the first film was made. This was primarily because of the cost of production. With the advent of digital production, the cost to produce high quality film dropped drastically and independent film production exploded.

Distribution was still a massive obstacle to overcome and left independent producers at the mercy of the distribution network Hollywood controlled.

With the combination of social media platforms, streaming services, and crowd funding, independent producers now have a viable path to self distribute. Combine this with a rabid hunger for faith content and we are poised to grow rapidly.

What is your proudest accomplishment?

I co-wrote, raised funds, directed and produced the feature film, "False Hopes" Our premiere screenings have received rave reviews from our test audiences (over 2000 people and counting) and we are excited to continue the distribution process through partnerships with Vid Angel, Amazon Streaming, and churches across the country.

My aim was to create a film that those from a faith tradition would embrace but those who came from outside those traditions would still be able to relate to and enjoy. Our reviews showed a 98% referral rating and excellent response from both sides of the aisle.

On a personal note though, I'd say that doesn't hold a candle to seeing my kiddos grow up.

How far along are you? What's your biggest obstacle?

We are ready to leap! We have a product with excellent reviews, a solid growth plan, supportive investors, and a growing contingency of customers and supporters who stand behind us.

"False Hopes" our first feature film is beginning it's distribution cycle and will begin to generate revenue this year, our next two projects are in development targeting to be released next year.

As we continue to grow our biggest obstacle will be building a community of owners and fans who stay engaged and help us propel our projects into the market through social promotion and activity.

Who are your competitors? Who is the biggest threat?

Kingdom Studios, Pureflix, Affirm Films, Lionsgate, Called Higher Studios and other faith based production and distribution companies.

There are many opportunities to partner with these companies as well though. The real competition in this space is the other films that are out at the moment of release. With a strategic release schedule we can mitigate risk from competitors releasing other films.

The demand for content is so high though that market share continues to grow for all of us. The biggest threat for us is ourselves. We have to stay current and relevant, continue to tell compelling stories and engage our audience to grow and stay involved.

What do you understand that your competitors don't?

The audience wants to be involved, those outside the church don't want to be the Villain, and there is more to faith based films than making dramas. (Comedies and action movies are the biggest draws for audiences.)

These are foundational to our approach. Make stories about people of faith (to appeal to our base audience hungry for content) without villainizing people who don't share that faith; and expand our stories outside of the inspirational drama.

In addition to these two production oriented values we also want to engage our audience through the whole process. Using data and analytics to create content our community has already expressed interest in seeing. This allows us to do market research and marketing at the same time.

How will you make money?

We will make money through the distribution of digital media (70%), marketing services for other digital media (20%), and ad revenue on hosted content (10%.)

2019 Statistics
TVOD sales in US US$4,388m
SVOD sales in US US$25,894m
Digital media market US$161,866m
Box Office US$11.4 Billion

167 Million of the consumers that are driving those numbers are self identified Christians.

Our business model will build an audience base in specific geographic locations. The data we collect on active members and the church communities they represent will allow us to negotiate directly with theater owners, streaming services, and direct to consumer for efficient distribution.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our plan is centered around creating and maintaining an engaged community. Keeping them engaged will be a combination of giving them easy ways to stay connected and providing content that they both enjoy as a consumer and feel connected to as an owner and/or fan.

If we fail to produce high quality content that resonates with our audience we will fail to engage our community. If we fail to engage our community we will fail to build a disruptive distribution network that allows us to launch films into the rest of the market.

What do you need the most help with?

We need investors and influencers. People who are not just willing to give money, but who want to be a part of a community promoting and excited about media that represents and promotes a faith based world view. Basically we need you!

As we build our community we will also be looking for deeper partnerships that expand our distribution networks.

What would you do with the money you raise?

Our top priorities are to continue to develop our creative team, get our current product out to market, and continue to develop and produce future content.

Our first steps will be to invest in Marketing and team development. As we surpass our minimum raise we will continue to invest heavily into those areas but will begin to invest in development and production of future projects as well.

Our plans for use of funds will be 25% team development, 30% Marketing, 40% Media Production/acquisition, and 5% project development.

Join **560,505** investors who funded **378** startups with over **$132.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

or

Full name

Email

Password

SIGN UP

Privacy: We won't share your data, or post to your wall, without your permission.

wefunder.com/creatorfilms/about is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.